OMB APPROVAL
OMB Number: 3235-0116 Expires: March 31, 2000 Estimated average burden hours per response ...........9.90

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   Form 40-F

☒	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes       No

☐	☒

Attached to this 6-K are the following items:

Exhibit

99.1         Result of AGM – February 1, 2006

99.2         Transaction in Own Shares – February 6 2006

99.3         Transaction in Own Shares – February 7, 2006

99.4         Document re AGM Resolutions – February 7, 2006

99.5         Transaction in Own Shares – February 14, 2006

99.6         Transaction in Own Shares – February 15, 2006

99.7         Acquisition – February 16, 2006

99.8         Transaction in Own Shares – February 16, 2006

99.9         Transaction in Own Shares – February 17, 2006

99.10       Director/PDMR Shareholding – February 20, 2006

99.11       Transaction in Own Shares – February 20, 2006

99.12       Transaction in Own Shares – February 21, 2006

99.13       Director/PDMR Shareholding – February 22, 2006

99.14       Transaction in Own Shares – February 22, 2006

99.15       Transaction in Own Shares – February 23, 2006

99.16       Document re Form 20-F – February 24, 2006

99.17       Director/PDMR Shareholding – February 24, 2006

99.18       Transaction in Own Shares – February 24, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	March 1, 2006	By	/s/ TREVOR WILLIAMS
Trevor Williams
Deputy Company Secretary